UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

First Regional Bancorp

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

33615C

(CUSIP Number)

Steven J. Sweeney, Esq. Executive Vice President and General Counsel First Regional Bank 1801 Century Park East Los Angeles, California 90067 (310) 552-1776	Gary M. Horgan, Esq. Horgan, Rosen, Beckham & Coren, L.L.P. 23975 Park Sorrento, Suite 200 Calabasas, California 91302 (818) 340-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33615C

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jack A. Sweeney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,202,001

	8.	Shared Voting Power 135,000

	9.	Sole Dispositive Power 1,052,001

	10.	Shared Dispositive Power 135,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,152,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 39.4*

14.	Type of Reporting Person (See Instructions) IN

*                                         The calculation is based on a total of 2,925,930 shares of Common Stock, which is the number of shares outstanding as of November 12, 2003, as last reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2003.

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D of Jack A. Sweeney relates to the common stock, no par value per share (the “Common Stock”), of First Regional Bancorp (the “Issuer”).  This Amendment No. 3 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 1983 and previously amended by Amendment No. 1, filed with the SEC on August 25, 1998, and by Amendment No. 2, filed with the SEC on December 7, 1999 (“Amendment No. 2”).  The principal executive offices of the Issuer are located at 1801 Century Park East, Suite 800, Los Angeles, California  90067.

Item 2.	Identity and Background
(a) This statement is being filed by Jack A. Sweeney, an individual, sometimes referred to as the “Reporting Person”.

(b)-(c)             Jack A. Sweeney, a natural person, is the Chairman of the Board and Chief Executive Officer of First Regional Bancorp.  The address of his principal office and principal place of business is 1801 Century Park East, Suite 800, Los Angeles, California  90067.

(d)-(e)             During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sweeney is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire 30,000 shares of Common Stock on January 10, 2000 pursuant to the exercise of a stock option under the Issuer’s 1991 Stock Option Plan, which shares were thereafter assigned by the Reporting Person to Trust A-1 of the Sweeney Family Trust U/I 11/13/98 (the “Trust”) for no consideration.  The Reporting Person acquired 648,905 shares of Common Stock in January 2000 pursuant to a settlement agreement, the terms of which are described in Amendment No. 2 and an abstract of which appears as Exhibit 4.1.1 to Amendment No. 2.  These 648,905 shares of Common Stock were assigned by Mr. Sweeney to the Trust, effective December 10, 2003, for no consideration.  The Trust is a revocable trust of which Mr. Sweeney is the settlor, sole trustee and sole beneficiary, and such shares are held by the Trust as the sole and separate property of Jack A. Sweeney.

Item 4.	Purpose of Transaction

The Reporting Person acquired beneficial ownership of all shares of Common Stock beneficially owned by him for investment purposes.  Mr. Sweeney intends to transfer additional shares of Common Stock to the Trust from time to time in the future.

Mr. Sweeney intends to sell 10,000 shares of beneficially owned Common Stock to the Issuer, in block transactions, on the tenth (10th) business day of January in 2004, 2005, 2006, 2007, 2008 and 2009, for a total sale of 60,000 shares of Common Stock.  The sales price will be one dollar ($1) per share less than the closing sales price on the trading day immediately prior to the date of sale.  The sales proceeds will be used for investment diversification purposes and, on occasion, for personal expenses.  On December 18, 2003, the Issuer’s Board of Directors approved the purchase by the Issuer of 60,000 shares of Common Stock upon the foregoing terms.

Item 5.	Interest in Securities of the Issuer

(a)                                  Mr. Sweeney beneficially owns 1,152,001 shares of Common Stock, representing 39.4% of the outstanding shares of Common Stock.  The calculation is based on a total of 2,925,930 shares of Common Stock, which is the number of shares outstanding as of November 12, 2003, as last reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2003.

(b)                                 Mr. Sweeney has sole voting power with respect to 1,202,001 shares of Common Stock.  These shares include 281,400 shares held directly by the Reporting Person in his name; 678,905 shares held by the Trust, as described in Item 3, above (which is incorporated herein by reference); 31,696 shares beneficially held by Mr. Sweeney in the Issuer’s 401(k) plan, all of which shares are vested; 60,000 shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of a stock option granted pursuant to the Issuer’s 1999 Stock Option Plan; and 150,000 unallocated shares held for the benefit of employees of the Issuer’s subsidiary, First Regional Bank, pursuant to an Employee Stock Ownership Plan (“ESOP”).

Mr. Sweeney has shared voting power with respect to 135,000 shares of Common Stock.  These shares include 100,000 shares jointly held with Marilyn J. Sweeney, the Reporting Person’s wife and a Director of the Issuer, and 35,000 shares held by the Sweeney Foundation.  Shares held by the Sweeney Foundation are voted by majority vote of its Board of Directors, which is comprised of Jack A. Sweeney, Marilyn J. Sweeney and Steven J. Sweeney, who is the Reporting Person’s son and who serves as Executive Vice President and General Counsel and a Director of the Issuer’s subsidiary, First Regional Bank.

Mr. Sweeney has sole dispositive power with respect to 1,052,001 shares of Common Stock.  These shares include all shares for which Mr. Sweeney has sole voting power, as described above, except for shares held in the Issuer’s ESOP.  Mr. Sweeney, as trustee of the Issuer’s ESOP, has no dispositive power or pecuniary interest in any of the ESOP shares and is not a participant in the ESOP.  In addition, the Reporting Person has only limited voting rights as to the 150,000 unallocated ESOP shares.  The Reporting Person disclaims beneficial ownership of the ESOP shares, and this report shall not be deemed an admission that the Reporting Person is a beneficial owner of such shares for any purpose.

Mr. Sweeney has shared dispositive power with respect to 135,000 shares of Common Stock.  These shares include 100,000 shares jointly held with Marilyn J. Sweeney, and 35,000 shares held by the Sweeney Foundation.

(c)           As previously disclosed in Amendment No. 2, the Reporting Person acquired 648,905 shares of Common Stock pursuant to the terms of a settlement agreement in January 2000.  On December 10, 2003, the Reporting Person transferred such shares to the Trust, for no consideration, as described in Item 3, above.

As previously disclosed in a Form 4 filed with the SEC by the Reporting Person, on January 10, 2000, the Reporting Person purchased 30,000 shares of Common Stock from the Issuer at a price of $7.06.  Such purchase was made pursuant to the exercise of a stock option under the Issuer’s 1991 Stock Option Plan.  Such shares were thereafter assigned to the Trust.

As previously disclosed in Forms 4 filed with the SEC, the Reporting Person transferred shares to irrevocable trusts for the benefit of the Reporting Person’s children and grandchildren.  All such transfers were made pursuant to gifts for no consideration.  These transfers included gifts aggregating 14,000 shares on April 10, 2000, 5,600 shares on January 11, 2001, and 4,204 shares on February 26, 2002.

As previously disclosed in Forms 4 filed with the SEC, the Reporting Person sold shares of Common Stock as follows:  10,000 shares at $8.00 per share on January 17, 2001; 12,400 shares at $8.75 per share on February 5, 2001; 20,000 shares at $12.00 per share on January 23, 2002; and 30,000 shares at $15.75 per share on January 2, 2003.  These sales were made pursuant to block sales to the Issuer, which sales had been previously approved by the Issuer’s Board of Directors.

As previously disclosed in a Form 4 filed with the SEC, on June 5, 2001, the Reporting Person transferred 100,000 shares to be thereafter held jointly by the Reporting Person and Marilyn J. Sweeney, the Reporting Person’s wife and a Director of the Issuer.  Such shares had previously been held in the Reporting Person’s name alone, as his separate property.  Such transfer was made pursuant to a gift, for no consideration.

As previously reported in a Form 4 filed with the SEC, on November 12, 2002, the Issuer granted the Reporting Person an option to purchase up to 100,000 shares of Common Stock pursuant to the Issuer’s 1999 Stock Option Plan.  The option vests over five years, as follows:  50,000 option shares on December 31, 2002, and 10,000 option shares on December 31 of 2003, 2004, 2005, 2006 and 2007.  The option expires on November 1, 2012.  The exercise price per option share is $11.50, which was $0.01 less than the closing sale price of the Common Stock as of November 11, 2002, the date immediately preceding the date of grant.

As previously reported in a Form 4 filed with the SEC, on September 22, 2003, the Issuer granted the Reporting Person an option to purchase up to 26,000 shares of Common Stock pursuant to the Issuer’s 1999 Stock Option Plan.  The option vests over seven years, as follows: 3,714 option shares on October 1 of 2004, 2005, 2006, 2007, 2008, 2009 and 3,716 option shares on October 1, 2010.  The option expires on September 1, 2013.  The exercise price per option share is $20.79, which was the closing sale price of the Common Stock as of September 17, 2003, the date immediately preceding the date on which the Issuer’s Board of Directors approved the grant of the option.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item No. 4 of this Amendment No. 3, above, is incorporated herein by reference. The last two paragraphs of Item 5(c) of this Amendment No. 3, above, are incorporated herein by reference.
Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Stock Option Agreement, dated November 12, 2002, between First Regional Bancorp and Jack A. Sweeney

Exhibit 2	Stock Option Agreement, dated September 22, 2003, between First Regional Bancorp and Jack A. Sweeney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2003
Date
/s/ Jack A. Sweeney
Signature
Jack A. Sweeney
Name/Title